

July 5, 2012

Mr. Harald Gurvin, Chief Financial Officer
Ship Finance International Limited
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

  Re: Ship Finance International Limited
    Form 20-F for the year ended December 31, 2011
    Filed April 27, 2012
    File No. 001-32199

Dear Mr. Gurvin:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the year ended December 31, 2011

Item 5. Operating and Financial Review and Prospects, page 47

Vessel Market Values, page 53

1. In the table on page 54, you separate your fleet into four categories. However, on page 47, you present a summary of your fleet with seven vessel types and, on page 28, you state that your asset base currently has eight asset types. Please revise, as appropriate, to consistently present information about your fleet.

2. The table on page 54 totals $4,547 million but you only have $2,896 million of total assets at December 31, 2011. Please reconcile the aggregate carrying value of your fleet shown in the table on page 54 to the corresponding amounts in your financial statements.

Liquidity and Capital Resources, page 65

3. We note that you list a number of loan agreements on page 65, and that you describe each of these loan agreements in detail on pages 67-71. In this regard, we believe your disclosure could be enhanced by first providing an overall summary of your borrowings. In this overall summary, we suggest you present separately the aggregate amounts of (i) loan facilities secured with mortgages on vessels and rigs, including newbuildings, (ii) loan facilities secured with a portion of your 8.5% Senior Notes which are held as treasury notes, (iii) loan facilities secured by your holdings of securities (other than your 8.5% Senior Notes), and (iv) unsecured borrowings. In addition to the amounts outstanding, please indicate the amounts undrawn and/or available for borrowing at the most recent balance sheet date.

4. Based on the amounts shown on your 2011 balance sheet for net vessels and equipment, newbuildings, and the current and long-term portion of investment in direct financing and sales-type leases, which amounts total $2,241 million, it appears (since this same amount is shown in Note 23 to your financial statements) that all of your vessels and rigs are pledged under mortgages. If all of your vessels and rigs are pledged, please add specific disclosure to this effect in MD&A. Also, discuss how you were able to obtain additional financing (on an unsecured basis) even though all of your vessels are encumbered.

Borrowings, page 67

5. At the top of page 71, you describe a $55 million secured securities financing arrangement with a bank. In addition, we note from your financial statements that you acquired over $23 million of available for sale securities during 2011, and that you hold a long-term investment in shares which are not publicly traded. Please expand your disclosures in MD&A to discuss your investment policy and management's intentions with respect to the use of borrowings to invest in securities.

6. In your description of the $700 million loan facility entered into by SFL West Polaris with a syndicate of banks, you state that such lenders have limited recourse to Ship Finance as the holding company currently only guarantees $70 million of the debt. However, on page F-18, in Note 15 to your financial statements, you state that $80 million of this debt is guaranteed at December 31, 2011. Please reconcile these disclosures.

Minimum Value Covenants, page 71

7. You state that most of your loan facilities are secured with mortgages on vessels and rigs, and that you had borrowings totaling $2.4 billion with minimum value covenants. However, according to the table on page F-21, you only had $1.9 billion of total debt at December 31, 2011. Please reconcile these disclosures.

Item 18. Financial Statements, page 102

8. We note that you include financial statements of SFL Deepwater pursuant to Rule 3-09 of Regulation S-X. In light of the overall significance of SFL West Polaris to your business, and the fact that you guarantee $80 million of its debt at December 31, 2011, please tell us what consideration you gave to including the financial statements of SFL West Polaris in your filing. See Rule 3-13 of Regulation S-X.

Notes to the Consolidated Financial Statements

Note 2. Accounting Policies, page F-8

9. Please consider expanding the disclosure with respect to your accounting policies to include a description of your policy when amendments are made to charter agreements, such as the December 30, 2011 amendments to your agreements with Frontline disclosed in Note 21.

Note 23. Commitments and Contingent Liabilities, page F-32

10. We note the disclosure of your guarantees with respect to Seadrill and SFL Corte Real Limited. However, according to Note 15, you also have guarantees relating to the loan facilities of SFL West Polaris and SFL Deepwater. Please include disclosure of these contingent liabilities in Note 23. In this regard, please note that ongoing disclosure of material contingencies in required on an interim basis pursuant to Rule 10-01(a)(5) of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

/s/ David R. Humphrey

David R. Humphrey
Accounting Branch Chief